RECEIPT

TRANSGLOBE ENERGY CORPORATION

This is the receipt of the Alberta Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated February 7, 2012 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

February 7, 2012

"Cheryl McGillivray"
Cheryl McGillivray
Manager, Corporate Finance

SEDAR Project # 01856464

SUITE 600, 250 - 5TH STREET S.W., CALGARY, ALBERTA, CANADA T2P 0R4 TEL: 403.297.6454 FAX: 403.297.6156
www.albertasecurities.com